Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Silgan Holdings Inc.

Commission File No.: 000-22117

Subject Company: Graham Packaging Company Inc.

Commission File No.: 001-34621

SILGAN HOLDINGS INC.

April 13, 2011

9:00 am ET

Operator: Good day everyone and welcome to today’s Silgan Holdings acquisition of Graham Packaging conference call. The Company will be speaking to a presentation as referred in its press release.

Today’s conference is being recorded.

At this time, I would like to turn the call to Malcolm Miller. Please go ahead, sir.

Malcolm Miller: Thank you. Joining me today on the call is Tony Allott, President and CEO of Silgan Holdings; Bob Lewis, EVP and CFO of Silgan Holdings.

Before we get - begin the call today, we’d like to make it clear that certain statements made today on this conference call and on this presentation may be forward-looking statements.

These forward-looking statements are made based upon management’s expectations, estimates, projections and beliefs concerning future events and therefore involve a number of uncertainties and risks including, but not limited to, those described in the Company’s and Graham’s filings with the Securities and Exchange Commission and on this slide.

Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in the forward-looking statements.

The proposed merger transaction involving Silgan and Graham will be submitted to the respective stockholders of Silgan and Graham for their consideration.

In connection with the proposed merger, Silgan will prepare a registration statement on Form S-4 and will include a joint proxy statement/prospectus for the stockholders of Silgan and Graham to be filed with the Securities and Exchange Commission and each will mail joint proxy statement/prospectus to the respective stockholders and file other documents regarding the proposed transaction with the SEC, as well.

Silgan and Graham urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.

Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents at the SEC’s Web site or from Silgan or Graham.

I should also note before we get started that a copy of today’s presentation will be posted on the Company’s Web site at www.silganholdings.com.

With that, let me turn it over to Tony.

Anthony Allott: Thank you, Malcolm. Good morning everyone. Thank you so much for changing your schedules around this morning for us.

We are obviously very pleased and excited this morning to have announced that we have entered into an agreement to acquire Graham Packaging. We believe this is a compelling combination that’s going to result in even stronger set of franchise businesses for Silgan and create the world’s premiere food and specialty beverage packaging company.

We want to tell you about Graham and why we believe this is such a compelling strategic acquisition. But first, we know there are people on this call who are not as familiar with Silgan.

So we’re going to ask you to bear with us for a minute while we tell you a little bit about us and how we think about value creation and then we’ll come back and we’ll talk about Graham. We’ll talk about the compelling rationale for this acquisition, details of it and the financial impact that we anticipate.

Turning to page 4, what you see is a quick snapshot of Silgan. We are a $3.4 billion total sales rigid packaging company, that is pro forma for the acquisition of the Vogel & Noot business in Central and Eastern Europe.

We have three core business franchises which are depicted on the bottom of the slide. The largest of those at 64% of our sales is depicted in the lower left which is our food can business. We’re approximately half of the North American market for food cans, servicing most of the brand names that you would all know.

At 19% of our business, we are the largest supplier of vacuum closures for the demanding hot fill food and specialty beverage market. Interestingly - and those are depicted in the lower right-hand of this slide. Interestingly, many of those closures go on Graham Packaging bottles.

Finally, we’re a leading custom bottle supplier on the plastic side at about 17% of our sales with a focus towards personal care.

Our business has been built on a certain set of operating fundamentals, and amongst those are long-term contracts for much of what we do. Those range from three up to ten year time periods. We - through self-manufacture take out and situating our plants, we have a high concentration of near or on-site locations. And we have always pursued a discipline of passing through raw material costs in our contracts.

Turning to page 5, to really understand Silgan is to understand our view of franchise. We believe that long-term successful companies build and hone sustainable, competitive advantages in the markets that they choose. We’ve depicted here as a circle because we view this as a perpetual, self-fulfilling process.

And it starts with identifying the unique needs of the customers in the market you choose to serve, committing yourself to invest to the technology and the manufacturing support to deliver those needs for the customers and maintaining a priority on maintaining long-term customer relationships.

If you can uniquely deliver those attributes, you end with - ought to end with leading market share positions, but ultimately for us an important part of the equation is you would need to get high returns on capital to demonstrate that you really do have a sustainable competitive advantage.

And again, to the perpetual nature of it is if you’re successful there, that allows you to continue to invest more and more into leading technology and essentially to build a stronger competitive advantage as we go forward.

Each of our businesses we believe has this sustainable competitive advantage. And as you’ll hear here today, we absolutely believe that the Graham Packaging business is also a franchise business.

Turning to page 6, you know, it’s one thing to talk the talk, it’s quite another to walk the walk. And what you see here essentially is the ten-year revenue progression of Silgan from $1.8 billion/$1.9 billion to over $3 billion in revenue.

I’ll note, by the way, here that this growth has been a combination of organic growth of our businesses, coupled with acquisitions through that time. In fact, since the founding of our business, we have successfully identified and integrated 26 acquisitions.

But to us the more important part of this slide is the line part, which is we think in terms of returns. What we show here is a return on capital employed and over that ten-year period, we’ve averaged an 18% return on capital employed, a little bit higher in recent years and obviously this is well ahead of our weighted average cost of capital.

So as you can tell, we believe the performance have been very strong. Bob will show you later how that’s turned out for our shareholders and we believe this is a clear demonstration of what an unrelenting focus on markets, cash flow and returns can result in.

On page 7, it’s interesting, we often talk to the market about products and that’s partly because that’s how our businesses are aligned; the products being our metal can business, our closure business, our plastic container business.

What’s interesting is we think in terms of markets and so what you see on the column headers here are three key markets for us. And they’re key markets for us because, one, they have high barriers to entry; being the food business. Specialty beverage, by the way, I should point out is isotonics, teas, juices. What we do not consider specialty beverage is water and carbonated soft drinks, and then the personal care market.

So they have - these are characterized by high barriers to entry, global, blue chip, I might say demanding customer base, and the importance of the package to the end product.

And as you look at these charts, the circles are intended to depict the size of the market and the Silgan logo on that is essentially where we believe we have competitively advantage franchise position in those marketplaces.

And again, if you look at food and specialty beverage, nearly 80% of what we do today falls into those two categories, either through our metal food can business or our closure business.

And on the plastic side, again, in the personal care, we have a franchise position on personal care.

What’s been obvious to us for some period of time is the opportunity to make inroads to kind of fill in the lower left-hand side here; to move our plastic business more into the desired food and specialty beverage side.

And we have made some inroads in that regards, but what we’ve found is that the technical barriers here were so sizable and there is already a franchise player in that market. And so therefore it was very hard to kind of make the inroad against that franchise player. And you might have guessed that that is Graham Packaging.

And so to us, there’s a very interesting opportunity that sets up in that.

Let me now turn to page 8 and give you a little bit more of a snapshot on Graham. As you can see here, Graham is a substantial business with $2.8 billion in total sales.

They’re a clear leader in the markets that they serve. Of particular interest here, of course, is they’re 65% into the food and specialty beverage. Those are, by the way, depicted in the first three pictures to the left. They also have very interesting and meaningful positions in household chemical and automotive where they deploy unparalleled manufacturing capability.

And then also interestingly at 6%, they’ve got a meaningful position in the personal care market, which is a great complimentary fit to our plastics business.

Similar with our business, Graham has a sizable part that is either near site or on-site, a 1/3 of their business is near or on-site. They have similar discipline around long-term contracts and resin pass-through, so a lot of parallels between the businesses in that regard.

But to understand Graham is really to understand technology. It has been and is a technology company, and that’s both on the process side where they have 80% of their products utilizing proprietary manufacturing capability and it’s also on product innovation, where they have over 1000 patents; very meaningful position in the market that they serve in that regard.

If you look just for interest sake, the photos in the middle you can see Honest Tea where their Escape product essentially has - allows a flat panel label and that the vacuum is absorbed in the bottom of the package. Excellent. They have the thermoset technology which you can see in the middle of the package pictures which is for hot fill product going into plastic containers and then also multilayer.

So Graham has excellent technology. And if you flip to page 10, kind of the same thing as sort of how has that worked out for them.

You can see the franchise power of their business. What you see here is the trailing EBITDA on a LTM basis over the last several years. And again, the business had very consistent performance.

And what’s really interesting about that is if you think about what’s happened in the raw material environment during that time, we’ve had unprecedented volatility and yet they have had steady progression of the EBITDA of the business.

Okay. So turning to page 12, why do we view this as a compelling acquisition? Well we list here several reasons. First and foremost, it won’t surprise you that it’s very important to us that we end up with a leading food and specialty beverage packaging position.

That’s important because each of our products now can, closures and in the future the plastic side would be strong positions in that marketplace, and these are markets that we believe to be attractive because of the high barriers to entry around regulatory requirements, around kind of the multinational and size - scale and size of the customers, the need to innovate both on a process side to keep costs down and on technology side, and these are stable markets.

So this is an area we absolutely believe, as I said earlier, is a great opportunity in terms of market position and to be the significant leader in that market space is an important attribute of this acquisition.

The second one is, and I alluded to it, but there’s a lot of common business philosophy between Graham and Silgan. We each have focus on markets and customers. We have followed a disciplined approach to long-term contracts and raw material pass-through. And really most important to us and I think also to the Graham side, is they focus on free cash generation, returns on capital and operational excellence.

The third reason this is a compelling acquisition is that we see very meaningful synergy opportunities and Bob will talk to that in more detail but we confidently estimate those at $50 million. And importantly, we see low integration risk around that.

Our plan here is to essentially rely on the infrastructure of the Graham plastic business and to supplement that with the best of our plastic business but to get the benefit of the Graham infrastructure on that.

Again, one of the important things, as you look at kind of the next compelling reasons, the cash flow here is going to be significant going forward and accretive. Our view on that is if you look one year out, it’s going to be on a pro forma basis about $5 a share, so very strong accretion on the cash flow side.

It will also be earnings accretive and much more meaningfully so as you deploy that cash for debt reduction.

And interestingly, this transaction is likely accretive on the growth side for Silgan. Graham has historically had a slightly higher growth characteristic around the business so the combined entity we would see a somewhat enhanced growth process.

And finally, the opportunity here is essentially to get levered returns for our shareholders. This transaction will end up levering us to something around four times. That’s the zone we’ve been before and so in many ways this is sort of a return to the past in terms of getting levered returns for our shareholders.

Page 13, just kind of to elaborate on this point about food and specialty beverage. What you can see here is essentially we would end up with a business of approximately $6.2 billion in revenue on a pro forma basis. Nearly 80% of that would be into the food and specialty beverage market.

And as you can see on the bottom, you end up - you start with a Silgan business that is primarily metal, although we certainly have plastic — an entirely plastic business on Graham — and you end up with a very balanced product material portfolio to service that food and specialty beverage market.

Page 14 gives you an idea of the layout on the manufacturing side. We would end up with 180 operating facilities around the world. It’s obvious that in North America this is where most of those plants reside. There is a significant overlap between the businesses, which is very important in terms of servicing the needs of these sizable food and specialty beverage customers.

The second thing I would tell you as you look at this is that both we and Graham have a history of consolidating plants over time. I would say that it’s in our DNA to do that. We have considered some of that in our synergies that Bob will talk about over the next three years, but I think as you look at the map, you can imagine that there could be even greater opportunities further down the road in that regard.

The other thing I’d like to point out on this slide is if you look to the right hand you can see that while each of us are heavily concentrated in the North American market, we also each have very interesting platforms for growth in international markets.

In our case, the recent acquisition of the Vogel & Noot business gives us access to the Central and Eastern European food and general line can business. Graham’s made investments in China and India and has a very interesting platform in Brazil.

So obviously in the first couple of years our primary focus will be on debt reduction, but we do see interesting opportunities down the road to grow off that platform.

Page 15 gives you a sampling if you will of the customers that our combined business would service. What we take away from this is these are large multi-national growing customers. There is significant overlap between the customers of the Graham business and of Silgan, but what’s interesting is it’s relationship overlap predominantly. It’s not product overlap.

And so as we think about negative synergy, we view that as a fairly limited issue and instead we really see the opportunity to enhance the offering that we can bring to these customers.

Also as you can see in the circle and middle, we have gone to market with some very similar approaches in terms of on-site and near-site. We each have worked very hard to build long-term strategic partnerships with these customers and as I said before, that we each have a discipline of raw material pass through.

So coming back to the markets on page 16 again what becomes obvious here is that we in combination would have three very strong product franchises that would service these markets particularly in the food and specialty beverage market and again, would leave us in a premier position. So the focus here really would be in the lower left hand where we now would have plastic franchise to food and specialty beverage, which fits in nicely with your plastic business on personal care, but also with the customer position that we have on food and specialty beverage in our cans and closures.

With that, I’d like to turn it over to Bob to talk a little bit more detail about the transaction and the financial impact.

Robert Lewis: Thank you, Tony. Good morning everyone.

As Tony indicated, we’re very excited about this transaction and the ability it provides us to unlock the power of our balance sheet. So if you turn to page 18, we can get into the details of the transaction.

We’ve talked at length about optimizing our capital structure. This transaction is a powerful example of that opportunity. We have agreed to acquire Graham Packaging for a combination of stock and cash and refinancing or assuming their debt.

The stock portion is valued at $14.81. The cash portion is $4.75. For a total per share value of $19.56 and the debt component is equal to about $2.8 billion. Total enterprise here is about $4.1 billion and the purchase multiple is about six and a half times the 2011 analyst estimated EBITDA, which does include pro forma synergies of $50 million.

The multiple is inline with our trading multiple and we will review the synergies in a bit more detail later in the discussion.

This structure goes a long way toward unlocking the power of our balance sheet yielding net leverage of about 3.9 times. We’ve operated at these levels in the past and delivered very strong shareholder returns. We’ve reviewed the deal with the rating agencies and expect to maintain a strong BB profile and the equity portion here will allow the Graham shareholders to participate in those returns.

The deal is expected to close in the third quarter and it is subject to shareholder approval and antitrust clearance.

Page 19 is a summary of the financing terms. The ratings are expected to be Ba2, BB stable. The debt financing is fully committed. We’ve historically enjoyed excellent debt capital market access; therefore we expect the permanent capital structure to be a mix of revolver, term loan A, term loan B and notes with attractive pricing.

We’re also making a $245 million change in control payment under the Graham income tax receivable agreement. This is a contractual obligation, which is publicly disclosed in their financials.

The NPV of the net tax benefits as a result is at or above the cost of the upfront payment. This is largely resulting from the ability to utilize these NOLs and other tax attributes of Graham. In fact, we expect to use these NOLs faster than the Graham business otherwise would have.

We are very comfortable with the fact that this structure resulted in net leverage of 3.9 times. Given the free cash flow generation of the combined business, we would expect to comfortably be back in the middle of our optimal range of 2 1/2 to 3 1/2 times in two to three years.

On page 20, we’ll get into the detail around the synergies. This deal brings compelling near and long term synergy opportunities. We believe we can confidentially deliver the $50 million of synergies in the near terms. These synergies are carefully evaluated and are all cost synergies.

We believe we have a prudent plan to deliver on these savings and we expect to be at the full $50 million run rate in the third year of the acquisition.

The expected synergies are roughly balanced among SG&A procurement and operational and on the SG&A we’re expecting about $18 million. There is significant overlap in our combined infrastructure and so it logically makes sense to identify the best resources and integrate the combined infrastructure to yield savings.

We believe there will be a broader footprint synergy over time. We’re no stranger to that kind of activity. That’s sort of in our heritage. For every two plants we operate today, we have closed a facility over time.

Page 21 is a chart that you’ve seen before. Tony covered the strategic value of this transaction and how it fits into our definition of franchise building. The next part of our discussion will focus on the financial profile of the deal, and the power of this transaction is in the overlap of the discipline financial metrics of the two businesses.

As we consistently point out, returns in cash flow are core to our franchise model and, as you can see on page 22, Graham’s financial profile is very similar to ours. Each business has attractive financial metrics, both generate ROCE returns significantly above their respective WACC and we each generate above-market cash flows.

Graham Packaging has solid momentum and a keen operational focus. That focus is very consistent to Silgan and we believe we can continue to build on that momentum and leverage best practice opportunities.

We share similar attributes within our respective business models which allow us to deliver strong financial results. These drivers include strong franchise positions, size and scale in very demanding markets, strong customer partnerships, raw material pass through, all leading to strong, stable free cash flows.

Page 23 lays out a little more specifics about the free cash flow. Both businesses are proven cash flow generators. Combined EBITDA is about $1.1 billion, which does include $50 million of synergies, and first full year of free cash flow is roughly $500 million, or $5.00 per share.

Favorable credit markets make it an opportune in time to re-lever our balance sheet and should allow for overall cost of borrowing to be in the low to mid fives. We’ll ultimately provide for interest expense that is in line with the combined current interest rate of the two businesses, despite the incremental funding of the equity premium, the upfront tax payment and the deal costs.

As outlined earlier, we will make an upfront payment of $245 million under Graham’s contractual tax receivable agreements, which allows us to take advantages of roughly $800 million in NOLs, and that’s estimated to yield $60 million a year in cash tax savings over the next five years.

As you can see on page 24, we’ve very accustomed to operating with leverage. Pro forma leverage in this deal of 3.9 times is nothing new to us. We’ve been here before. These businesses are very capable of sustaining this level of leverage. The businesses are both oriented to long-term customer contracts with raw material pass-throughs which allow for strong and stable cash flows.

And you can see our equity performance was very strong through the periods of deleveraging. The returns were strongest as we moved from four times leverage down to two times leverage.

So essentially, this transaction allows us to reload the cannon, while remaining committed to our disciplined financial policy and to our dividend. The power of this strategy is delivering strong returns with this evident on page 25.

Over the long term, Silgan has generated outsized returns for our shareholders. I would argue we’ve delivered best in class returns. While the comparison on this chart is to the average of our peer group, I’ll point out that our returns have outperformed all of our peers individually and we have significantly outpaced the broader market.

Anthony Allott: Thanks Bob. So this clearly is a transformative acquisition for Silgan.

As you can see on slide 26 we end up between Silgan at our $3.4 billion pro forma and Graham’s $2.8 billion, we end up at being one of the leading packaging companies in terms of revenue size of $6.2 billion on a pro forma basis.

Obviously size is not a reward unto itself and so we think much more to the right hand part of this slide where you can see the EBITDA less CAPEX, or free cash generation, of Graham is excellent. Silgan’s is also excellent and that combination ends up with an industry leading position in terms of cash generation of the business.

On slide 27, just kind of coming back around to where we started, we believe this acquisition creates a - is a perfect fit with our franchise concept. We end up with three stronger franchises servicing largely almost 80% to a market of food and specialty beverage. Also important positions in personal care, household chemical, but the key here is around the food and specialty beverage side.

And, as Bob pointed out, because of the common operating disciplines around returns, cash generation and responsible growth, we believe the fit is very powerful in that regard. We also each have a history of acquisitions and we do think in time, certainly in the near term with (bolt-ons), but in time the power of acquisition integration once debt’s paid down to a degree, it’s certainly on the table.

With that, let me just talk the next steps here and then we’ll turn it to limited Q&A. We’ll begin the process of raising permanent debt almost immediately. There will be in the summer time, we would estimate July-ish timeframe, shareholder votes for both Silgan and Graham.

I would note that there are voting agreements in place both with Blackstone as a major shareholder on the Graham side and with our founders. We would need to go through customary regulatory approval process.

And so with all that rolled in our expectation is a close somewhere probably in Q3 if all stays on schedule. And so with that we’ll turn it over to a few questions.

Operator: Thank you. If you do have a question at this time, please press star 1 on your touch-tone phone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star 1 if you have a question.

We’ll take our first question from George Staphos with Bank of America Merrill Lynch.

George Staphos: Thanks everyone. Good morning and good luck with the transaction.

Male: Thanks.

George Staphos: A couple of questions. How do you or how sustainable do you think the $500 million of free cash flow is aside from the NOL benefit that you get on the tax line? What other effects drive you to $500 million? And then I had a couple of follow-ons to that.

Robert Lewis: Yes George essentially if you look at the cash generation of the combined businesses taking into effect the pro forma of the Vogel & Noot and IPEC businesses as well as the Liquid business into Graham as well as the benefit of the synergies that we see in this deal and the tax impact you should get right to that number.

So the tax benefit you’re right, that’s included in it. And the CAPEX holds. So all we’ve done is essentially taken the CAPEX of the two businesses. So there’s no unusual assumption around CAPEX.

And I would say further that as we take the power of that cash flow and pay down debt that increases the cash coming out because it reduces the interest cost.

George Staphos: Okay. I guess the second question is how sustainable do you think CAPEX is especially on the Graham side? They’ve done a much better job in recent years than in past.

But one of the issues has always been in plastic packaging guys that to some degree it’s an arms race and as technology evolves you have to keep up with it. And that has put pressure historically in plastic packaging anyway on the CAPEX dollars.

How do you, how does Graham see that on a going forward basis?

Anthony Allott: Yes it’s a very good question and, George I know you know this, but because of our exposure to the food and specialty beverage market through cans and closures importantly we have a pretty good view of how Graham’s been doing in terms of the competitiveness in the market in terms of the innovation of products, et cetera.

And we would say they have been very successful in enhancing their product offering and their competitive position over the last several years. And that’s at the CAPEX rate that you’ve seen.

So it’s been demonstrated that the spend rate they have right now is - allows them frankly to strengthen their position in these markets.

So, we think that the embedded CAPEX here is the spend that’s necessary to continue the perpetual cycle of competitively advantaged business.

George Staphos: Okay, the last question and I’ll turn it over. You know, in years past, you know, rigid companies have tried to get into plastic packaging in a larger way. And those efforts have not been, you know, particularly successful.

Owens Illinois I remember when it bought, you know, CPT was excited amongst other things about the ability to bring its closures technology at the time to the plastic bottle business it was acquiring and that didn’t really work out.

Why do you think the synergies here and the diversification will work where in past years it hasn’t been as successful? Thanks guys. I’ll turn it over from here.

Anthony Allott: Thanks George. I think the questions all around a particular material making a package. That’s not - to us that’s not the point.

The point is what is the competitive position of the business? And I think - I don’t want to get into specific examples of other cases but we believe that this Graham business is a competitively advantaged business, that the barriers to entry in the markets that they serve and the way they serve those markets is a very real barrier.

And so it just - you can’t pick in our mind, you can’t pick a particular example and compare it. And the defense statement I’d say to it is that I think the results have shown that. They’ve had very consistent results since they’ve been focused on cash generation. And they’ve been successful in that regard.

I think just one last add-on to that is there is a bit of power here. You talk about synergy; synergy is not the main driver. It’s not unimportant but it’s not the main driver. The main driver’s about market and products and sustainable position.

Add to the synergy side, you do get the added advantage of essentially folding our plastic business in in terms of the infrastructure into theirs and kind of the power that comes from that as well.

George Staphos: All right thanks. I’ll turn it over.

Operator: We’ll take our next question from Ghansham Panjabi with Robert W. Baird.

Ghansham Panjabi: Hey guys, good morning.

Robert Lewis: Hi Ghansham.

Anthony Allott: Ghansham.

Ghansham Panjabi: You’ve been a little busy.

Male: We have.

Ghansham Panjabi: Back to piggy-backing on George’s question on the $500 million of free cash flow is it fair to assume that - did you say that $60 million was coming from the NOLs? Is that right?

Robert Lewis: Yes there’s roughly about $60 million of cash tax benefit a year coming out of those NOLs.

Ghansham Panjabi: And was there any sort of IRS limitation on the NOLs, the Section 382? Did that kick in?

Robert Lewis: Yes that’s all factored into that calculation of $60 million.

Ghansham Panjabi: Sixty million. Okay, all right. And just in terms of, you know, at Graham obviously has a very strong position at North America and there’s - it seems like there’s a decent amount of overlap with your footprint.

But they are much smaller in Europe, South America and Asia where you have very little exposure.

Can you give us some early thoughts on how we should expect that to change going forward? Is there going to be less of a focus internationally until you sort of, you know, integrate North America?

Anthony Allott: No I would compare it to the focus that as I understand it Graham has had that it’s - there are interesting opportunities where there is an important customer that is moving into markets. We would have every bit the same thought process on it that Graham had. We would want to move with that customer.

I don’t - you know, I would not expect huge acquisitions internationally in the near term while we return to the optimal leverage level. But I think that’s not what Graham’s been doing either. So I think the right way to think about it is that there are going to be bolt-on opportunities perhaps in the near term.

But there is a great platform that fits there which is exactly what Graham’s been taking advantage of. There’s a great platform that sits there for growth going forward.

Ghansham Panjabi: Okay.

Anthony Allott: And I said before, I’ll say again, our can business has the same opportunity. Our closure business has that same opportunity.

Ghansham Panjabi: Okay and just finally just a clarification question. On the cost of incremental debt between 5-1/2%, 5% and 5-1/2%, which seems very low what’s the blend you’re assuming between fixed and floating?

Robert Lewis: Yes well that’s still to be worked out but we’ll be somewhere balanced around, you know, kind of 50/50, 60/40 and the question is really going to be how the debt markets respond and where we could take advantage as we get out into the market to place the debt.

Ghansham Panjabi: Got it. Good luck guys. Thank you.

Anthony Allott: Thank you.

Operator: And we’ll take our next question from Chip Dillon with Credit Suisse.

Chip Dillon: Yes good morning and congratulations.

Anthony Allott: Good morning Chip. Thank you very much.

Chip Dillon: Oh you got it. Hey first question is, you know, when you look at the book value of Graham and the amount you’re paying for the equity you’re obviously going to have to make some allocations between goodwill and the PP&E. And therefore depreciation probably steps up.

Can you give us an idea of sort of how we should look at depreciation and maybe on a 2012 basis since that’ll be the first year you own it?

Robert Lewis: Sure. Well look, as you know there’s a lot of precise work that goes into kind of getting purchase accounting buttoned down. And obviously we’re very early in the process here.

I point out that when we do close the deal there’ll be some negative drag in the near term because of the inventory accounting. But to your point if we start to look at what permanent D&A will look like, keep in mind the combined businesses have D&A today of about $350 million or so.

We have done some benchmarking against precedent transactions. So we’d expect kind of D&A to increase a bit here, probably something in the $60-ish million give or take on a run rate basis.

And so that ends up being accretive in that first year out. But then the real power of the accretion is as the cash flow is generated it gets much more earnings accretive when debt is paid down…

Anthony Allott: Absolutely.

Robert Lewis: …which again it’s back to the future in terms of what we’ve done before.

Chip Dillon: Right and, you know, it looks like I’m just playing with some numbers here but that, I mean if you get your financing done as you stated I mean your interest expense in ‘12 could, you know, could be like $220 million or even less. Is that - does that make sense?

Robert Lewis: Yes you’re probably a little light there. I mean I think what we’ve said is that by the time you fund the full cost of the transaction we’re probably roughly consistent with what the two businesses pay today.

Chip Dillon: Okay, got you. And then when you look at the CAPEX, I mean you mentioned the 335 for this year, each company combining it.

I’m assuming next year as we look at, you know, the $500 million number or higher that the CAPEX number would be - would have a two in front of it? Is that fair or am I missing something?

Robert Lewis: Yes I think you’re missing something. The - essentially our thinking is that we kind of continue where these businesses have been in the past. So we’re not - it’s not our idea to be significantly reducing the capital spend of the sum of the two businesses.

Again our view here is we want to continue to invest on the sustainable advantage these businesses have and the technology that they deliver.

So I don’t - we don’t really view a significant change in that regard.

Chip Dillon: Got you. And then last thing is on the, at least on the book tax rate. Obviously you’re going to get a lot back on the deferred line with the benefits. But I believe Graham’s book tax rate has been lower than yours.

Do you think your overall corporate tax would, you know, if you had to make a guess for next year would be what, in the low 30s?

Robert Lewis: No I think it’ll - well it’ll probably be a little bit higher than that. I would expect it to be on a combined basis maybe a tick lower than ours. Obviously we got to get into the real details here. But I would expect the book taxes to be probably closer to ours than to theirs.

Chip Dillon: Okay. And last one, you know, the $50 million in synergies it strikes me as given the overlapping - well not overlapping, the geographic proximity and the fact that the companies aren’t that different in size that you could be - you could see a lot more than that.

And I know you don’t want to jump the gun but would you be - would it be, you know, impossible to see that number possibly double over a three or four year period?

Robert Lewis: Yes well look I think you’re on at least the right thought process as we look at the overall footprint. I wouldn’t go so far to opine on your number necessarily there. But obviously there’s a lot of overlap in the footprint that we can look for opportunities. That’s historically what we’ve done, that’s in our D&A as I commented in the presentation.

We’ve closed a facility for every two we have. We think that we’ll take advantage of that overlap. But there’s a lot of work to be done between now and then to get integrated to make sure that we don’t drop the ball with customers and that we make sure that the operations are running efficiently before we start making those kind of moves.

So I think what you’re seeing here is in the $50 million number, a number that we’re confident that we can deliver in the near term.

Anthony Allott: I think - yes, I’d say the same that we’re very confident on that number. But we promise we’ll keep pushing if we can get past that number.

Chip Dillon: Got you. Well thank you again.

Operator: We’ll take our next question from Chris Manuel with Keybanc Capital Markets.

Chris Manuel: Good morning and congratulations gentlemen.

Anthony Allott: Thanks Chris.

Robert Lewis: Thank you.

Chris Manuel: Just a couple, you know, quick questions. One I just want to tie up one thing on the NOL side. What is the total value of NOLs that you’ll have or you anticipate having post transaction?

So like you said it’ll be 60 a year. How long can that continue?

Robert Lewis: Well there’s roughly $800 million of total NOLs. The estimation is that we’ll gain about $60 million of cash in the first five years because of the 382 limitations and the step up.

Chris Manuel: Yes.

Robert Lewis: And then it’ll run out from there.

Chris Manuel: Okay so this can run for quite a period of time. Okay. Next question I had was, you know, as you detailed some synergy components you have a slide here where you talk a bit about that.

You know, as - earlier in your discussion you talked about contemplating some potential synergies from closing plants or things of that nature. But I think you were pretty clear to point out that they are not in that $50 million or are they or aren’t they I guess?

Robert Lewis: No let me - maybe - I threw off. There are - there is - we contemplate some plant overlap consolidation in the $50 million.

Anthony Allott: I think what I said - maybe Bob reiterated - is that as we look at the footprint you can envision further down the road the opportunity to go past that.

What the pacing item here is how much do you throw on to your organization? And we’re just trying to be kind of reasonable, practical about how much can be absorbed in what period of time.

So the clear answer is that some is in and we’re just saying that we can imagine down the road considering the DNA of both organizations that we will want to keep pressing on that.

Chris Manuel: Okay so that’s not, you know, much in your initial component. Obviously it’s something here to be looked at. Okay, got it.

Robert Lewis: Yes it’s about 1/3 of that initial component.

Chris Manuel: Okay. The second is something that wasn’t mentioned were revenue synergies. And George kind of alluded to this earlier. As you, you know, with your White Cap component today you’re making a lot of the caps that would go on these.

And Graham is obviously making quite a few of the food and bev components. Do you view the revenue synergies as something that is a big or a high priority item for you?

Anthony Allott: Help me with that. I’ll try to answer as I think I understand the question. And we are…

Chris Manuel: Well by combining, you know, as a coupled product selling the closure and the bottle which in - would be relatively unique in the sector?

Anthony Allott: Yes. No we’re not. We are not. I mean obviously it’ll be from the customer perspective that could be a little bit easier, et cetera. But we are not in any way counting on a cross-sell benefit here.

And, you know, I don’t think that’s how this will play out. I think what will play out is a broader ability to bring great technology to food and specialty beverage customers because we’ve got an array of products and capabilities that they purchase.

Chris Manuel: Okay last question. And these all kind of sound in relation to synergies and to an extent they are.

In your earlier prepared comments Tony, you said, look, your customers are large global players. But when I look at what your combined business will be, it’s only about 15% outside North America.

So what extent do you think that you will need to either do acquisitions out in those - more in South America, Europe or maybe its acquisition, maybe its internal expansion. How do you look at that as the growth driver for you going forward?

Anthony Allott: I think Chris what we had said before which is that we see it as a down the road driver is more likely if you’re talking about larger opportunities.

But if a particular customer who we are servicing wants to bring us to a different market that they’re trying to develop into, for example, that’s certainly something we would consider.

So I think it’s an opportunity but to us mostly that’s going to be gradual in the near-term.

Chris Manuel: Okay. Last question and then I’ll flip it over. You gave some - we know you’ve got about 50% market share in food cans today. As you look at some of those end markets, the biggest of which for your own enterprise has been personal care, and I think it was only 7 or 8% of Graham’s business, are there any areas from an antitrust perspective that you might envision or what would market shares look like by some of those end markets particularly personal care, ((inaudible)) the deal?

Anthony Allott: Well, first of all, you put your finger right on it. I mean, if you look at the rest of the market conversation its customer overlap, it’s not product overlap. So it’s really the only overlap of any meaning here at all is on that personal care side.

And that - because of the quantity of suppliers to that market the relative share - our view is that there’s very little risk around that topic.

Chris Manuel: Okay, thank you. Good luck.

Anthony Allott: Sure.

Operator: We’ll go next to Mark Wilde with Deutsche Bank.

Mark Wilde: ((inaudible)).

Male: I can’t make it out.

Operator: Mr. Wilde, we’re having a hard time hearing you.

Mark Wilde: All right. ((inaudible)).

Male: Why don’t we…

Operator: We’ll move on to our next question. We’ll go to Al Kabikili with Macquarie Capital.

Male: Uh-oh. Lots of cell phone problems.

Operator: Please go ahead sir.

Al Kabikili: Hi, can you hear me now?

Male: Yes.

Al Kabikili: Thank you. I just - (I’ll repeat my question). I guess my strategy, if you could elucidate a little bit on - I understood you think you’re getting a great franchise at an attractive value. Is this more that or is there specific strategic benefits as well by having a common customer base? Because, as you mentioned there’s not a lot of specific product overlap.

Anthony Allott: Yes, well, look, I think it’s what I said. It’s what we think that you get from this is a more impactful, more powerful set of products and market position to food and specialty beverage. That’s one.

Two is you do get the synergy opportunities that we talked about. Three is you’ve got - you’re just putting together two businesses that have very common philosophies about how to run and powerful cash generation which is exactly what we think about when we think about ways to create shareholder value.

Again, we’ve done it before and so it’s really bringing that together. And sort of a subset of that is it uses the power of our balance sheet, re-leverage that and so you get kind of a multiplier affect in terms of generated levered returns for our shareholders.

Al Kabikili: Okay. And then Tony, to the extent you could comment in this type of a forum, certainly there were some larger (metal) can acquisitions ((inaudible)) you did pass (up on) with similar valuations, what was it about this transaction versus some of the larger ones that you may have passed up on ((inaudible)).

Anthony Allott: I guess I would just say everything else that I just said. Again, I don’t think we’ve actually said we passed up on any particular acquisitions, but we have indicated that there were properties for sale. I guess it’s obvious some of them have moved.

But, again, I just think the power of this combination is unique. It’s unique in that it’s in markets we know well and it gives us so much more strength to that and the Graham business is an excellent franchise. And I know you know this. We drive everybody crazy talking franchise but it means so much to us. It’s competitive, sustainable, competitive advantage is the whole story. It’s where value gets created in our opinion. And that’s the power.

And so any acquisition that we look at is going to have to cross that point. And this one just does it so well.

Al Kabikili: Okay, thanks. And then Bob just some quick questions for you. The synergies that you’re highlight, is the ramps of the $50 million over the three years, is that a linear ramp or how do you - and kind of help us with the first (year) type of synergy ((inaudible)).

Robert Lewis: Yes, I think you’ll see it in the presentation. It kind of steps up. We’re expecting to get $10 million in the initial period ramping to $30 million and be at the $50 million run-rate at the third year.

Al Kabikili: Okay. And then on the NOL, you know, you’ve given us some good information like on the $60 million over the five year and a ((inaudible)) after that. Can you just help us through the quick math on how you see the NPV of that NOL?

Robert Lewis: Yes. Yes, the answer is that essentially it’s a wash or better than that on an NPV basis. We - our view is we will get our value out, NPV, maybe even a little bit better than that.

Al Kabikili: On the tax benefit we’re talking about?

Robert Lewis: That’s correct. Yes. NPV of the tax benefit.

Al Kabikili: Okay. Okay, and then lastly on the debt financing, are you going to have to be refinancing any of the existing debt with Graham ((inaudible))?

Robert Lewis: Yes, you were breaking up a little bit there so I think I understood your question. We will be refinancing the debt. It is fully committed, as I said during the discussion. There will be - what will be leaving outstanding is our seven and a quarter notes as well as the eight and a quarters that sit out there for Graham which I think are two notes, the equivalent to about $500 million or so.

The rest of it will be financed in a combination of bank and bonds dictated by where we see the right balance when we get to market.

Al Kabikili: Okay, terrific. Thank you very much.

Operator: And we’ll take our next question from Christopher Butler with Sidoti & Company.

Christopher Butler: Hi, good morning guys.

Robert Lewis: Good morning Chris.

Anthony Allott: Chris.

Christopher Butler: I was just hoping you could touch on the differences that you’re going to face with this acquisition. You have a good track record with making deals, but this is more of a merger of equals. There’s not as much capacity rationalization, you know, bolt and tuck in type of - it’s less of a deal of that nature than your past ones.

You know, what are you looking at as far as challenges that you’re going to face going forward?

Anthony Allott: That’s a good question. I would say certainly in size this one’s different but the parallel may stop there. I mean, again, we have had a plastic business for a long period of time so we know that material area. We intend to, as I said before, we’re going to lean heavily on the infrastructure of the Graham team and the Graham business and they obviously have demonstrated well.

And so in many ways, from our perspective, it’ll just be a combined group of plastic executives we’re talking two because we will use some of the strength from our side as well.

So in that regard it’s quite similar. That’s sort of why we think it’s a fairly low risk integration. And in terms of the business we think, again, there are opportunities in the business. Graham is already moving on things like what we call operational excellence, lean programs. There are, as we said, opportunities to look at the facilities or the footprint which is what Silgan has done for decades now.

So actually as I look at it I think that kind of all the same paths and strings that we pulled historically really sit there before us on this one too.

Christopher Butler: Now, on that note, you know, looking at your plastics business and they’re a more profitable profile, what kind of opportunities are available for you to incorporate some of their techniques and improve your business? And is that something that’s already included in your synergy forecast?

Anthony Allott: Good questions. I wouldn’t say it’s included in the synergy. I’d say it’s included to the point of low risk integration. That if you look specifically at the personal care side, or roughly where our business is overlapped, personal care, household chemical, there’s actually - there’s not much difference between how the two businesses have performed.

So one takeaway here is that you see some commonality in terms of return level, margin levels, etc., from those two businesses.

So again, it’s really the history of their performance around food and specialty beverage, is key to what they’re driving on their results and that’s kind of going to be key to our focus going forward.

Christopher Butler: I appreciate your time.

Operator: We’ll go next to Robert Kirkpatrick with Cardinal Capital.

Robert Kirkpatrick: Good morning and congratulations as well.

Robert Lewis: Thank you, Robert.

Robert Kirkpatrick: Could you talk a little bit about the inventory accounting adjustments that you’ll go through once this acquisition closes in terms of what they involve and how long you think they’ll last? I mean, are they a 90 day process, 180, 365? Help me out on this.

Robert Lewis: Yes, I wasn’t really expecting you to drag me this far in the weeds but I’ll give you some help.

Robert Kirkpatrick: I wouldn’t want to disappoint you.

Robert Lewis: Well, essentially what we’ll have to do is we’ll have to take their inventory and, for accounting purposes, write it up to market level less the selling expense. So essentially it’ll be dictated by where they are in their seasonality, how much inventory they’re holding and then they’ll be a whole gyration of analysis to dictate what they’re selling value is. And then it’ll come out of the P&L.

Essentially what that says is it should come out at the pace of their inventory turns.

Robert Kirkpatrick: Okay.

Robert Lewis: So a relatively - and it’s a one-time, kind of a one-time, affect and then we get back to a normalized view.

Robert Kirkpatrick: And, again, it doesn’t affect the cash flow?

Robert Lewis: It doesn’t affect the cash flow.

Robert Kirkpatrick: Great, thank you so much.

Anthony Allott: Okay, thanks.

Robert Lewis: Great, thanks.

Anthony Allott: Gwen, we’ll take a couple more.

Operator: We’ll go next to (Jared Tomid) with JP Morgan.

(Jared Tomid): Thanks. I just - just to sort of clarify, you’re planning on keeping the Graham 8  1/4% notes in place but calling the Graham sub notes?

Anthony Allott: Yes, the 8 1/4’s have a no-call provision in them so they’ll be staying out. They’ll be staying out.

(Jared Tomid): Great. And then you talked about just a little bit but on the potential synergies of $50 million, can you talk a little bit about sort of one-time cost to realize synergies and talk about how we should be thinking about that?

Anthony Allott: Yes, I think if you just break them kind of into the bucket, essentially you probably have in total a cost that’s pretty close to a one-for-one cost to synergy in the near-term. If you look at the purchasing synergies they obviously come without much cost. The plant operational synergies come at something that looks like a two to two and half-year payback.

And then obviously when you get into the SG&A side, you’re talking about things like relo costs and severance and the like relative to employees so there’s a bit of a cost associated there but not much capital associated with it.

(Jared Tomid): Okay. That’s all I had. Thank you very much.

Anthony Allott: Okay, thanks.

Robert Lewis: Thanks.

Anthony Allott: Gwen, we’ll take one more.

Operator: We’ll take our last question from Jason Miller with Twin Capital.

Jason Miller: Thank you for taking the call. Can you talk about the antitrust implications and what you expect, where you expect to file and what the outlook is for North America? Thank you.

Anthony Allott: Sure, I think the - I don’t know about where we’re going to file necessarily but the - as I said before, our thinking is that there’s not a significant amount of product overlap in our businesses and so the US is really the main one that matters here. That’s where our businesses overlap geographically in any meaningful way.

And so, again, it’s not our expectation as much issue. There will be a couple of other countries that we will have to file in, five I believe. And so - but, again, to be clear there’s no antitrust condition to close here and there’s not an expectation of a meaningful antitrust issue at this point.

Jason Miller: Thank you.

Anthony Allott: All right, well, thank you everyone for your time this morning. We really appreciate it. As you can tell we’re very excited about this acquisition. We think it presents great opportunities for our business going forward and I’m sure we’ll talk more about it in the time to come.

Operator: Thank you everyone. That does conclude today’s conference. We thank you for your participation.

Additional Information and Where to Find It:

The proposed merger transaction involving Silgan and Graham will be submitted to the respective stockholders of Silgan and Graham for their consideration. In connection with the proposed merger, Silgan will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Silgan and Graham to be filed with the Securities and Exchange Commission (the “SEC”), and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC as well. Silgan and Graham urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Silgan at 4 Landmark Square, Suite 400, Stamford, CT 06901, or from Graham at 2401 Pleasant Valley Road, York, PA 17402.

Participants in Solicitation:

Silgan, Graham and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Silgan and Graham in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Silgan and Graham in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Silgan’s executive officers and directors in its definitive proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 29, 2010. You can find more information about Graham’s executive officers and directors in its definitive proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. You can obtain free copies of these documents from Silgan and Graham using the contact information above.

Forward Looking Statements:

Information provided and statements contained in this document that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this document, and Silgan and Graham assume no obligation to update the information included in this document. Such forward-looking statements include information concerning Silgan’s or Graham’s possible or assumed future results of operations. These statements often include words such as “approximately,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions and may include, but are not limited to, statements about the benefits of the proposed merger between Silgan and Graham, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Silgan’s and Graham’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Silgan’s and Graham’s control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, without limitation, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which Silgan and Graham do business; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that a regulatory approval may be obtained subject to conditions; the risk that financing for the transaction may not be available on favorable terms; and Silgan’s and Graham’s ability to accurately predict future market conditions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Silgan’s 2010 Annual Report on Form 10-K, Graham’s 2010 Annual Report on Form 10-K and each company’s other filings with the SEC available at the SEC’s website (http://www.sec.gov). Although Silgan and Graham believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, Silgan and Graham also disclaim any obligation to update their view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this document.